Exhibit 99.6

Cable & Wireless PLC
10 March 2005

Cable and Wireless plc announces that on 10 March 2005, it purchased 1,000,000 ordinary shares from Hoare Govett's affiliate, ABN AMRO Bank N.V., London Branch, at a price of 131.82p per ordinary share and now holds a total of 43,850,000 ordinary shares in Treasury. The total number of ordinary shares in issue (excluding shares held as Treasury shares) is 2,350,208,449.

Enquiries:

Cable and Wireless

Investor Relations:

Louise Breen – Director, Investor Relations Tel: +44 20 7315 4460
Craig Thornton – Manager, Investor Relations Tel: +44 20 7315 6225
Virginia Porter – VP, Investor Relations and Assoc. General Counsel Tel: 001 212 239 3581

Media:
Lesley Smith
Group Director Corporate and Public Affairs
Tel: +44 (0)1344 726945

Steve Double
Group Head of Media Communications
Tel: +44 (0)1344 726946
Mob: +44 (0)7917 067580
Cable & Wireless press office
Tel: 01344 818888

Note to editors
Cable & Wireless is one of the world's leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services. Cable & Wireless' principal operations are in the United Kingdom, continental Europe, Asia, the Caribbean, Panama and the Middle East. For more information about Cable & Wireless, go to www.cw.com <http://www.cw.com>.